UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 26, 2007
BHP Billiton Limited
(ABN 49 004 028 077)
180 Lonsdale Street Melbourne VIC 3000 Australia
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑
Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 26 September 2007	By: Name:	/s/ Jane McAloon Jane McAloon
	Title:	Group Company Secretary

Chairman’s Office

BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000
Australia
GPO Box 86A
Melbourne Victoria 3001
Australia
Tel +61 1300 55 47 57
Fax +61 3 9609 4372
www.bhpbilliton.com
12 September 2007
Dear Shareholder(s)
In a financial year where we have continued to deliver outstanding financial and operational results and increased dividends to our shareholders, I have great pleasure in enclosing your Notice for the 2007 Annual General Meeting of BHP Billiton Limited. The meeting will be held on Wednesday, 28 November 2007 commencing at 10:30 am (Adelaide time) at the Hilton Adelaide, Ballroom, 233 Victoria Square, Adelaide, South Australia.
You will see from the Notice that your Board is recommending the re-election of five Directors; David Crawford, Carlos Cordeiro, Gail de Planque, David Jenkins and myself. All these Directors have been subject to a performance appraisal and the Board considers that they all continue to make a valuable contribution.
David Brink is retiring from the Board at the conclusion of the Annual General Meetings. I would like to thank David for the strong and insightful contribution that he has made over the past nine years. Charles (Chip) Goodyear also retires as Chief Executive Officer and from the Board as a Director this year. On behalf of the Board, I would like to extend our heartfelt thanks to Chip for the dedication and commitment that he has shown to the Group, both as a Director but, in particular as the Chief Executive Officer for the past five years. In this time, BHP Billiton has grown to become the world’s largest resources company.
This year we are proposing an amendment to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited to remove the requirement that Directors cannot be elected after the age of 70 without a special resolution of shareholders. This is in response to changes in the law with regard to age discrimination.
Most of the remaining items of business will be familiar to you including the motion to approve the Group’s Remuneration Report.
This year we are again inviting shareholders who are not able to attend the meeting to lodge questions. A question form for that purpose is attached to your proxy form. We will post the most frequently asked questions on the website, together with answers, and will address as many questions as possible at the meeting.
If you are not able to attend the meeting in person, please complete the enclosed proxy form and return it to us by mail or fax. Alternatively, you may register your proxy appointment and voting instructions electronically via the internet.
Your Directors believe that the resolutions set out in the Notice, and described in the Explanatory Notes, are in the best interests of both the Company and its shareholders. We unanimously recommend that you vote in favour of all of the resolutions, as we intend to do in respect of our own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instructions given to us. If we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.
I sincerely hope you are able to join us at the meeting and take advantage of the opportunity to meet and talk with Directors and senior executives.
Yours sincerely
Don Argus
Chairman
A member of the BHP Billiton Group which is headquartered in Australia.
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia
ABN 49 004 028 077

Notice of Annual General Meeting
Index

Items of Business:	pages 3 to 4
Explanatory Notes:	pages 5 to 10
Voting:	page 11
In this Notice, BHP Billiton Limited refers to the company listed on the Australian Securities Exchange and BHP Billiton Plc refers to the company listed on the London Stock Exchange.
Notice is given that the Annual General Meeting of shareholders of BHP Billiton Limited will be held at the Adelaide Hilton Centre, 233 Victoria Square, Adelaide, South Australia on Wednesday, 28 November 2007 at 10.30am (Adelaide time) for the purpose of transacting the following business.

2	BHP BILLITON LIMITED NOTICE OF MEETING 2007

Items of Business
Items 1 to 14 and 18 to 20 will be proposed as ordinary resolutions. Items 15, 16, 17, 21 and 22 will be proposed as special resolutions.
Financial statements and reports
1.	To receive the financial statements for BHP Billiton Plc for the year ended 30 June 2007, together with the Directors’ Report and the Auditor’s Report as set out in the Annual Report.
2.	To receive the financial statements for BHP Billiton Limited for the year ended 30 June 2007, together with the Directors’ Report and the Auditor’s Report as set out in the Annual Report.
Re-election of Directors
3.	Mr D A Crawford has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Plc.
4.	Mr D A Crawford has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Limited.
5.	Mr D R Argus has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Plc.
6.	Mr D R Argus has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Limited.
The following Directors retire by rotation and, being eligible, submit themselves for re-election:
7.	Mr C A S Cordeiro as a Director of BHP Billiton Plc.

8.	Mr C A S Cordeiro as a Director of BHP Billiton Limited.

9.	The Hon E G de Planque as a Director of BHP Billiton Plc.

10.	The Hon E G de Planque as a Director of BHP Billiton Limited.

11.	Dr D A L Jenkins as a Director of BHP Billiton Plc.

12.	Dr D A L Jenkins as a Director of BHP Billiton Limited.
Reappointment of auditor of BHP Billiton Plc
13.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:
‘That KPMG Audit Plc be reappointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.’

General authority to allot shares in BHP Billiton Plc
14.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:
‘That the authority and power to allot relevant securities conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association be renewed for the period ending on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2008, and for such period the section 80 amount (under the United Kingdom Companies Act 1985) shall be US$278,081,499.’

Disapplication of pre-emption rights in BHP Billiton Plc
15.	To consider and, if thought fit, pass the following resolution as a special resolution:
‘That the authority and power to allot equity securities for cash conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association be renewed for the period ending on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2008, and for such period the section 89 amount (under the United Kingdom Companies Act 1985) shall be US$58,200,632.’

Repurchase of shares in BHP Billiton Plc
16.	To consider and, if thought fit, pass the following resolution as a special resolution:
‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 166 of the United Kingdom Companies Act 1985 to make market purchases (as defined in section 163 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (‘shares’) provided that:

(a)	the maximum aggregate number of shares hereby authorised to be purchased will be 232,802,528, representing 10 per cent of BHP Billiton Plc’s issued share capital;

(b)	the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;

(c)	the maximum price that may be paid for any share is not more than 5 per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the earlier of:
(i)	25 April 2009, and (ii) the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2008 (provided that BHP Billiton Plc may enter into a contract for the purchase of shares before the expiry of this authority, which would or might be completed wholly or partly after such expiry).’
Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited
17.	To consider and, if thought fit, pass the following resolutions as special resolutions:
(i)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 31 December 2007.’
(ii)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 15 February 2008.’
(iii)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 30 April 2008.’

BHP BILLITON LIMITED NOTICE OF MEETING 2007	3

Notice of Annual General Meeting continued
(iv)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 31 May 2008.’

(v)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 15 June 2008.’

(vi)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 31 July 2008.’

(vii)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 15 September 2008.’

(viii)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 30 November 2008.’
Remuneration Report
18.	To approve the Remuneration Report for the year ended 30 June 2007.
Approval of grants to executive Directors
19.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme (‘GIS’) and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan (‘LTIP’) to executive Director, Mr M J Kloppers, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’

20.	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme (‘GIS’) to Mr C W Goodyear, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’

Each of BHP Billiton Limited and BHP Billiton Plc will disregard any vote cast on resolutions 19 and 20 by Messrs M J Kloppers or C W Goodyear or any of their associates, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.
Amendment to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited
21.	To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Articles of Association of BHP Billiton Plc be amended by deleting Article 82.’
22.	To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Constitution of BHP Billiton Limited be amended by deleting Rule 82.’

4	BHP BILLITON LIMITED NOTICE OF MEETING 2007

Explanatory Notes
Voting arrangements under the Dual Listed Companies structure
Because BHP Billiton Limited and BHP Billiton Plc have retained their status as separate companies, two Annual General Meetings will be held – that of BHP Billiton Plc in London on 25 October 2007 and that of BHP Billiton Limited in Adelaide on 28 November 2007.
The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters. Significant matters are identified in the merger agreements.
Where a significant matter affects the shareholders of each Company in similar ways it is called a joint electorate matter.
At the Annual General Meetings this year, all items of business are joint electorate matters.
The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action.
Voting on joint electorate actions works as follows:
•	if you vote at the meeting of BHP Billiton Limited (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution at the Annual General Meeting of BHP Billiton Plc;

•	shareholders of BHP Billiton Plc who vote on the corresponding resolution proposed at their Annual General Meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Limited; and

•	a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meets the required majority. In the case of an ordinary resolution, the majority is 50 per cent of the votes cast and, in the case of a special resolution, it is 75 per cent of the votes cast.
The results of any resolution cannot be finalised until after both meetings are concluded. Voting at each meeting will be conducted by poll and the results announced to the stock exchanges as soon as they are known.
Business
Explanatory notes on the items of business to be considered at the meeting follow.
Items 1 and 2 – Financial statements and reports
The law in Australia and England requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report, the Auditor’s Report and the Remuneration Report for the year.
In accordance with the BHP Billiton Group’s approach to corporate governance, shareholders in each Company are being asked to receive the reports and accounts of both companies. Shareholders will have received a copy of the BHP Billiton Group Annual Report or Annual Review in accordance with their election.
The BHP Billiton Group Annual Report and Annual Review are available on the website at www.bhpbilliton.com. Alternatively, shareholders can request hard copies by telephoning 1300 656 780 (from within Australia) or (613) 9415 4020 (from elsewhere).
Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see the previous section on voting arrangements for an explanation). Shareholders of both companies must therefore vote on these items and they are proposed as ordinary resolutions.
Items 3 to 12 – Re-election of Directors
The merger agreements require the Boards of BHP Billiton Limited and BHP Billiton Plc to be identical. Mr C A S Cordeiro, the Hon E G de Planque and Dr D A L Jenkins are retiring from the Board by rotation and it is proposed that they be reappointed.
Dr D C Brink has indicated that he will retire from the Board with effect from the conclusion of the Annual General Meeting of BHP Billiton Limited on 28 November 2007, and Mr C W Goodyear is also retiring from the Board this year. They are not seeking re-election.
The Board has also determined that after a non-executive Director has served on the Board for nine years from the date of their first election, that Director will stand for annual election from the first Annual General Meeting after the expiration of their current term. Accordingly, Mr D R Argus and Mr D A Crawford are retiring from the Board and it is proposed that they be reappointed.
The Nomination Committee of the Board has conducted an assessment of the performance of each of the retiring non-executive Directors seeking re-election, Mr D A Crawford, Mr D R Argus, Mr C A S Cordeiro, the Hon E G de Planque and Dr D A L Jenkins. The Committee has also reviewed the skills, knowledge and experience represented on the Board. Having conducted its assessment and review, the Board recommends to shareholders the re-election of the retiring Directors.
The performance assessment was designed to measure the effectiveness of each of the non-executive Directors. Each of the retiring non-executive Directors is considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 6.3 of the Corporate Governance Statement.
The re-election of Directors to the Board is considered a significant matter and is therefore a joint electorate action. Shareholders are requested to approve the re-election of Directors to each Board.
If a Director is re-elected to one Board and not the other then that Director will not be appointed to either Board.
The resolutions to appoint these Directors must each be passed separately and are proposed as ordinary resolutions.
The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 5 of the Annual Report.

BHP BILLITON LIMITED NOTICE OF MEETING 2007	5

Explanatory Notes continued
David Crawford
BComm, LLB, FCA, FCPA, FAICD, 63
David Crawford has extensive experience in risk management and business reorganisation, having acted as a consultant, scheme manager, receiver and manager or liquidator to large and complex groups of companies. He has been a Director of BHP Billiton Limited since May 1994. He is a former Australian National Chairman of KPMG, Chartered Accountants. He is Chairman of Lend Lease Corporation Limited and a Director of Foster’s Group Limited and Westpac Banking Corporation. He is Chairman of the Risk and Audit Committee.
The Nomination Committee conducted a review of Mr Crawford’s performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Mr Crawford by the Chairman. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Crawford as a candidate for re-election.
In recommending the re-election of Mr Crawford, the Nomination Committee and the Board took into account the fact that Mr Crawford has served on the Board for 13 years. Under the terms of the policy adopted by the Board requiring Directors who have served for a period of nine years or more since the date of their first election to stand for annual election, Mr Crawford is required to seek re-election at each Annual General Meeting for the remainder of his tenure.
The Board is satisfied that Mr Crawford’s tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of the Board and to the work of the Risk and Audit Committee.
In recommending Mr Crawford for re-election the Board also took into account Mr Crawford’s former association with KPMG, details of which are set out in section 6.3 of the Corporate Governance Statement, which forms part of the Annual Report. Mr Crawford resigned as a partner and Australian National Chairman of KPMG in June 2001 and has no ongoing relationship with KPMG. Therefore, the Board does not consider Mr Crawford’s independence to be compromised.
Mr Crawford says: ‘The creation of long-term shareholder value requires the adoption and implementation of a sustainable strategy taking account of the interests of relevant stakeholders. To effect this in an increasingly complex economic and regulatory environment demands that good corporate governance is implemented at all levels.
My experience in working with a number of multi-national companies in a variety of industries allows me to provide relevant input into the Board’s deliberations on matters of strategy and operational performance of BHP Billiton.’
The Board recommends the re-election of Mr Crawford.
Don Argus
 AO, SF Fin, FCPA, 69
Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of National Australia Bank Limited. He has been a Director of BHP Billiton Limited since November 1996 and Chairman since April 1999.
He is the Chairman of Brambles Limited, a Director of Australian Foundation Investment Company Ltd, a former Director of Southcorp Limited, a member of the International Advisory Board of Allianz Aktiengesellschaft and the International Advisory Committee to the New York Stock Exchange Board of Directors. He is the Chairman of the Nomination Committee.
The Nomination Committee, in the absence of Mr Argus, conducted a review of Mr Argus’ performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Mr Argus by Dr Schubert. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Argus as a candidate for re-election.
In recommending the re-election of Mr Argus, the Nomination Committee and the Board took into account the fact that Mr Argus has served on the Board for 10 years. Under the terms of the policy adopted by the Board requiring Directors who have served for a period of nine years or more since the date of their first election to stand for annual election, Mr Argus is required to seek re-election at each Annual General Meeting for the remainder of his tenure.
The Board is satisfied that Mr Argus’ tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of the Board as Chairman.
Mr Argus says: ‘I continue to have a conviction that the two basic drivers of value creation are profitability and growth, and that the success of BHP Billiton is the result of the strategies set by the Board and management to achieve these objectives. One has to be careful of course, that we do not develop myopic concentration on the short term, as it is important that the pipeline of next generation growth opportunities are carefully nurtured to sustain our business model far into the future.’
The Board recommends the re-election of Mr Argus.

6	BHP BILLITON LIMITED NOTICE OF MEETING 2007

Carlos Cordeiro
AB (Economics), MBA, 51
Carlos Cordeiro brings to the Board more than 25 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He has been a Director of BHP Billiton Limited and BHP Billiton Plc since August 2005. He was previously Partner and Managing Director of the Goldman Sachs Group Inc. He is an Advisory Director of the Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia). He is a member of the Remuneration Committee.
The Nomination Committee conducted a review of Mr Cordeiro’s performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Mr Cordeiro by the Chairman. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Cordeiro as a candidate for re-election.
Mr Cordeiro says: ‘BHP Billiton’s success stems from a dedication to the creation of long-term shareholder value, good corporate governance, and a mindful focus on the environment and communities in which it operates. Given the increasing complexity of the world in which we live and the opportunities created by favourable trading conditions, it will be even more important for the Company to maintain a relentless commitment to these key success factors.’
The Board recommends the re-election of Mr Cordeiro.
Gail de Planque
AB (Mathematics), MS (Physics), PhD (Env Health Sciences), 62
Gail de Planque is an expert in nuclear technology and has 40 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies and is a consultant on atomic energy matters. She has been a Director of BHP Billiton Limited and BHP Billiton Plc since October 2005.
She is President of Strategy Matters Inc and a Director of Energy Strategists Consultancy Ltd. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a Fellow of the American Association for the Advancement of Science and a Member of the US National Academy of Engineering. She is a Director of Northeast Utilities, Landauer Inc and a former Director of BNFL Plc and BNG America Inc and of TXU Corporation. She is a member of the Sustainability Committee and the Remuneration Committee.
The Nomination Committee conducted a review of Dr de Planque’s performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Dr de Planque by the Chairman. On the basis of that review, the Nomination Committee recommended and the Board endorsed Dr de Planque as a candidate for re-election.
Dr de Planque says: ‘To create shareholder value, I am convinced that Directors must be continuously vigilant with respect to strategy and the implementation thereof, good corporate governance, company values, and corporate social responsibility as well as the health, safety and environment of not only employees but all stakeholders. Successful companies have learned that being proactive in these areas beyond mere compliance is not only advisable but leads to outstanding business performance. In the end, striving for excellence and doing the right thing always benefits all concerned.
My career-long experience in the international arena, along with my scientific background, especially in the nuclear and energy areas, my regulatory experience and my many board directorships have helped me enormously in fulfilling my responsibilities as a Director of BHP Billiton.’
The Board recommends the re-election of the Hon E G de Planque.

BHP BILLITON LIMITED NOTICE OF MEETING 2007	7

Explanatory Notes continued
David Jenkins
BA, PhD (Geology), 68
David Jenkins’ executive career at BP Plc makes him a recognised authority on oil and gas technology. He was appointed a Director of BHP Limited in March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is a member of the Remuneration Committee and the Risk and Audit Committee.
Dr Jenkins was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of Halliburton Company and the Advisory council of Consort Resources, and Chairman of the Energy Advisory Panel of Science Applications International Corporation. He is a Director of Chartwood Resources Limited, Mintaka International (Oil and Gas) Limited (previously Orion International (Oil and Gas) Limited) and Orion International Petroleum (Gibraltar) Limited.
The Nomination Committee conducted a review of Dr Jenkins’ performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Dr Jenkins by the Chairman. On the basis of that review, the Nomination Committee recommended and the Board endorsed Dr Jenkins as a candidate for re-election.
Dr Jenkins says: ‘Correctly anticipating changes in the business environment and then being able to respond appropriately, is essential to the successful execution of strategy for a global natural resources enterprise. A key task for the Board is to ensure BHP Billiton’s strategy remains successful and continues to deliver growth in shareholder value, whilst preserving our high standards of corporate governance.’
The Board recommends the re-election of Dr Jenkins.
Item 13 – Reappointment of auditor of BHP Billiton Plc

The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next Annual General Meeting. In addition, the law requires shareholders to either agree the remuneration of the auditor or authorise a company’s directors to do so.
KPMG has acted as the sole auditor of BHP Billiton Limited and BHP Billiton Plc since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors.
The law in Australia does not allow for a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed.
This item is regarded as a significant matter and is therefore a joint electorate action. Shareholders of both BHP Billiton Plc and BHP Billiton Limited must therefore vote on it and it is proposed as an ordinary resolution.
Item 14 – General authority to allot shares in BHP Billiton Plc

Under English law a company must obtain shareholder consent before it can make an allotment of unissued shares.
The Companies may be required to allot unissued shares to employees participating in the Group Incentive Schemes and other legacy employee share schemes. From time to time, the Companies also consider the allotment of unissued shares to finance business opportunities.
Shareholders are again being asked to consent to BHP Billiton Plc allotting unissued shares, up to a designated limit, for a further year.
Under English law and the Articles of Association of BHP Billiton Plc shareholders may authorise Directors to allot shares for a period of up to five years. However, as previously indicated to shareholders, the Board intends to continue to seek shareholder approval for this matter on an annual basis, as it is doing in resolution 14.
The proposed limit is US$278,081,499 in nominal amount, representing 556,162,998 shares of US$0.50 each, being 24.14 per cent of the total issued share capital of BHP Billiton Plc (calculated exclusive of treasury shares) as at the date of this Notice. This limit accords with corporate governance practice in the United Kingdom, being the difference between the authorised and issued share capital of BHP Billiton Plc.
While the limit exceeds the number of shares that could be allotted under the employee share schemes, it is being proposed to ensure that, should a business opportunity arise during the course of the year, the Directors have the capacity to finance that opportunity through the allotment of unissued shares up to the limit set. There are currently no business opportunities under consideration that would be financed pursuant to this authority and the Board has no present intention to use it. This authority will expire at the conclusion of the BHP Billiton Annual General Meetings in 2008.
There were no allotments of unissued shares made under the approval granted by shareholders at the 2006 Annual General Meetings.
As at the date of this Notice of Meeting, BHP Billiton Plc holds 24,310,000 treasury shares being 1.06 per cent of the total issued share capital of BHP Billiton Plc (calculated exclusive of treasury shares).
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.
Item 15 – Disapplication of pre-emption rights in BHP Billiton Plc

Before Directors can allot unissued shares wholly for cash, English law requires Directors to offer those unissued shares to existing holders first, in proportion to their holdings.
The Listing Rules of the Australian Securities Exchange (‘ASX’) permit Directors to allot unissued shares in BHP Billiton Limited without shareholder approval up to a maximum number equivalent to approximately 15 per cent of the issued capital of the company prior to the allotment.

8	BHP BILLITON LIMITED NOTICE OF MEETING 2007

To enable the allotment of unissued shares wholly for cash for the reasons outlined in the notes to item 14 above and the sale of shares for cash out of treasury, Directors are asking shareholders to suspend the application of section 89 of the United Kingdom Companies Act 1985 up to a limit of 116,401,264 shares. This number is equivalent to 5 per cent of the issued ordinary capital of BHP Billiton Plc (including any shares held in treasury) as at the date of this Notice.
Since there were no allotments of unissued shares made in the past year, the Directors did not act under the equivalent authority granted by the shareholders at the 2006 Annual General Meetings.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.
Item 16 – Repurchase of shares in BHP Billiton Plc
Authority was given to the Directors at the 2006 Annual General Meetings to make market purchases (within the meaning of section 163(3) of the United Kingdom Companies Act 1985) of ordinary shares in the capital of BHP Billiton Plc subject to certain conditions, such authority to expire on the date of the BHP Billiton Limited Annual General Meeting on 28 November 2007. To date, 25,420,000 shares have been purchased by BHP Billiton Plc to be held as treasury shares, of which 3,900,000 shares have been purchased during the period. 1,110,000 treasury shares were sold to BHP Billiton ESOP Trustee Limited (the trustee of the BHP Billiton Employee Share Ownership Trust) during the period. Consequently, BHP Billiton Plc holds 24,310,000 treasury shares at the date of this Notice.
Resolution 16 seeks to renew that authority for a further period, expiring on the earlier of (i) 25 April 2009 and (ii) the later of the BHP Billiton Annual General Meetings in 2008. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 232,802,528 ordinary shares, which represents less than 10 per cent of BHP Billiton Plc’s issued share capital as at the date of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.
The Directors believe that the authority to repurchase ordinary shares could be exercised in the future, in particular through on-market buy-backs of shares in BHP Billiton Plc on an opportunistic basis.
The authority conferred by resolution 16 will only be exercised after considering the effects on earnings per share and the benefits for shareholders generally.
The United Kingdom Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the ‘Regulations’) enable companies in the United Kingdom to hold any of their own shares they have purchased as treasury stock with a view to possible resale at a future date, rather than cancelling them. To date, 25,420,000 shares have been purchased by BHP Billiton Plc and 24,310,000 are held as treasury shares following the sale of 1,110,000 treasury shares (as described above). The Directors are entitled to hold those shares in treasury, provided that the number of shares held in treasury at any one time does not exceed 10 per cent of BHP Billiton Plc’s nominal issued share capital. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.
Item 17 – Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited
As part of the capital return to shareholders of US$3 billion through a series of share buy-backs that was announced on 23 August 2006 by BHP Billiton and the US$10 billion increase to this capital management programme announced on 7 February 2007, it is proposed that BHP Billiton Limited could continue to purchase shares in BHP Billiton Plc on-market, as it has regularly done following the approval of shareholders at the 2006 Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc.
This method of purchasing shares in BHP Billiton Plc will not have any different impact on the Group’s cash, gearing or interest levels than a buy-back of their own shares by either BHP Billiton Limited or BHP Billiton Plc. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of ‘buy-back’ may be an attractive option in terms of the Group’s capital management.
In accordance with the merger agreements between the two companies, BHP Billiton Limited would not exercise any voting rights attached to any such BHP Billiton Plc shares that it may acquire. It is possible that BHP Billiton Limited will waive all right to receive dividends on any such shares.
The Board has further decided that, as part of the capital management program, consideration be given to the desirability for those BHP Billiton Plc shares purchased by BHP Billiton Limited to be cancelled. No consideration would be paid by BHP Billiton Plc in respect of any such cancellation. Cancellations of BHP Billiton Plc shares held by BHP Billiton Limited have occurred during 2007 following the approval of shareholders at the 2006 Annual General Meetings of BHP Billiton Plc and BHP Billiton Limited.
Subject to the passing of the relevant resolutions by shareholders, and to the extent that BHP Billiton Plc secures subsequent confirmation of any such cancellation by the court, BHP Billiton Plc may cancel all its ordinary shares that are held by BHP Billiton Limited on 31 December 2007, 15 February 2008, 30 April 2008, 31 May 2008, 15 June 2008, 31 July 2008, 15 September 2008 and 30 November 2008 by means of court-approved reductions of capital.
Under the United Kingdom Companies Act 1985, a company may reduce its share capital (including by way of a cancellation of its shares) provided the reduction is approved by a special resolution of its shareholders in a general meeting and is confirmed by the court. If the resolutions to be proposed at the Annual General Meetings are passed by shareholders, an application can then be made to the court for confirmation of any such cancellation.
In confirming any particular cancellation, the court will require protection for the creditors of BHP Billiton Plc and BHP Billiton Limited whose debts (including contingent debts) remain outstanding at the date on which that cancellation becomes effective and whose consent has not already been given to the cancellation. BHP Billiton would not seek the consent of such creditors, but would instead credit the reserves arising as a result of that cancellation to a special reserve in the accounts of BHP Billiton Plc. This special reserve would not be distributable to shareholders until such time as all of the creditors whose debts were outstanding at the date on which that cancellation became effective have been paid in full.
Any such cancellation will only take effect upon registration by the United Kingdom Registrar of Companies of the court order confirming that cancellation.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a series of special resolutions.
Item 18 – Remuneration Report
The Annual Report for the year ended 30 June 2007 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for executive Directors, non-executive Directors and Key Management Personnel. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Remuneration Report is set out in section 7 of the Annual Report and can also be found on the BHP Billiton website at www.bhpbilliton.com.

BHP BILLITON LIMITED NOTICE OF MEETING 2007	9

Explanatory Notes continued
The law in Australia and England makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Ltd or BHP Billiton Plc to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed.
Notwithstanding the legislative effect of this requirement, the Board has determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy.
This item is regarded as a significant matter and is therefore a joint electorate action.
Items 19 and 20 – Approval of grants to executive Directors
It is proposed that Mr M J Kloppers who is an executive Director of BHP Billiton Limited and BHP Billiton Plc, be awarded securities under the Group Incentive Scheme (‘GIS’) and the Long Term Incentive Plan (‘LTIP’). It is also proposed that Mr C W Goodyear, who is also an executive Director of BHP Billiton Limited and BHP Billiton Plc (until 30 September 2007), be awarded securities under the GIS relating to his performance over the year ended 30 June 2007. Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. Mr Goodyear is as at the date of this Notice a Director of BHP Billiton Limited and BHP Billiton Plc. He will not, however, be a Director at the time securities are allocated. Accordingly, while approval is not technically required under the ASX Listing Rules, the Company is voluntarily submitting this resolution to shareholders for approval. The Board believes that, as the allocation of securities relates to Mr Goodyear’s term as Chief Executive Officer and an executive Director, such an approval promotes the spirit of good governance and transparency. Specific approval is not required for the issue of BHP Billiton Plc securities to Directors where the scheme has been approved by shareholders, but approval is nonetheless being sought on a voluntary basis.
In addition, shareholder approval is being sought for the purposes of ASX Listing Rule 7.1, so that these securities will not be included in the calculation of the 15 per cent limit on the issue of new securities that can be made by BHP Billiton Limited during the next 12 months.
ASX Listing Rules 7.3 and 10.15 require this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares that may be granted to the executive Directors under the terms of the GIS and the LTIP.
(a)	The maximum number of Deferred Shares or Options that may be acquired under the GIS, and the maximum number of Performance Shares that may be acquired under the LTIP, in respect of which approval is sought, is as follows:

Director	Award under GIS	Award under LTIP

Mr M J Kloppers	46,686 Deferred Shares 186,744 Options	400,000 Performance Shares

Mr C W Goodyear	69,140 Deferred Shares	–
276,560 Options

The maximum number of Deferred Shares or Options outlined above is based on Messrs M J Kloppers and C W Goodyear receiving a bonus amount under the GIS for their performance over the year ended 30 June 2007. The maximum bonus amount is determined according to the formula that forms part of the GIS rules approved by shareholders at the 2004 Annual General Meetings. Information on the GIS is set out in section 7.3.4 of the Annual Report, and the GIS rules can be found on the BHP Billiton website at www.bhpbilliton.com.
The maximum number of Deferred Shares or Options specified above is also based on the annual salary of Messrs M J Kloppers and C W Goodyear at 30 June 2007, assumed exchange rate of A$1.2817 to US$1.00 and an assumed share price at the date of grant of A$28.14 for BHP Billiton Limited shares, being the average exchange rate and share price for the 12 months to 30 June 2007. It also assumes under the Black-Scholes pricing model that each Option is valued at 25 per cent of a share.
The actual number of Deferred Shares or Options awarded will be dependent upon the exchange rate and the share price at the time of the award as well as the elections that each of them makes as to whether to receive Options as an alternative to Deferred Shares.
The number of Performance Shares outlined above has been determined by the Remuneration Committee, taking into account the limits contained in the LTIP. Information on the LTIP is set out in section 7.3.4 of the Annual Report, and the LTIP rules can be found on the BHP Billiton website at www.bhpbilliton.com.
(b)	There is no cost to Messrs M J Kloppers or C W Goodyear on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price and accordingly do not raise capital. Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award date. The capital raised through Options will be used as part of the working capital of the Group.

(c)	The names of the Directors or associates of the Directors who received securities under the GIS and the LTIP pursuant to shareholder approval at the 2006 Annual General Meetings and the number of securities received (none of which had an acquisition price) are:

	Awards under GIS		Awards under LTIP
	Deferred		Performance
Director	Shares	Options	Shares

Mr C W Goodyear	56,691	0	592,558

Mr M J Kloppers	37,300	0	225,000

Mr C J Lynch	32,399	0	225,000

(d)	The names of the Director and his associates entitled to participate in the GIS and LTIP in 2007 is Mr M J Kloppers and the name of the Director and his associates entitled to participate in the GIS in 2007 is Mr C W Goodyear.

(e)	In relation to the operation of the GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up to 28 February 2008. Underlying shares may be issued as a result of the exercise or award of the (i) Deferred Shares and Options from August 2009 to August 2012 and (ii) Performance Shares from August 2012 to August 2017.
This item is regarded as a significant matter and must therefore be considered as joint electorate actions. It is proposed as an ordinary resolution.
Items 21 and 22 – Amendment to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited
The deletion of Article 82 in the Articles of Association of BHP Billiton Plc and of Rule 82 from the Constitution of BHP Billiton Limited is proposed to remove the requirement that Directors can no longer be appointed beyond the age of 70 unless the appointment is approved by a special resolution of shareholders.
The introduction of the Employment Equality (Age) Regulations 2006 in the United Kingdom prevents employers from directly or indirectly discriminating on the grounds of age. Australia has similar legislation in the Age Discrimination Act 2004 (Cth). The proposed amendment to the Articles of Association of BHP Billiton Plc and to the Constitution of BHP Billiton Limited is consistent with both these statutory requirements.
The Board will continue to have a policy requiring a non-executive Director who has served on the Board for nine years or more from the date of their first election, to stand for annual re-election from the first Annual General Meeting after the expiration of their current term.
This item is regarded as a significant matter and must therefore be considered a joint electorate action. It is proposed as a special resolution.

10	BHP BILLITON LIMITED NOTICE OF MEETING 2007

Voting
How to vote
Shareholders can vote by either:
•	attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by appointing a corporate representative to attend and vote; or

•	appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Meeting or by submitting their proxy appointment and voting instructions electronically via the internet or by facsimile.
Voting in person (or by attorney)
Shareholders, or their attorneys, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.
A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Registry.
Voting by proxy
•	A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

•	The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder’s votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half of the votes).

•	A proxy need not be a shareholder.

•	The proxy can be either an individual or a body corporate.

•	If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit.

•	Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit.

•	If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

•	Shareholders who return their proxy forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction how to vote will be used where possible to support each of the resolutions proposed in this Notice.

•	To be effective, proxies must be lodged by 11.00am (Melbourne time) on Monday, 26 November 2007. Proxies lodged after this time will be invalid.

•	Proxies may be lodged using any of the following methods:

– by returning a completed proxy form in person or by post using the pre-addressed envelope provided with this Notice to:

BHP Billiton Share Registry
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067
PO Box 782
Melbourne VIC 3000
Australia
or by returning a completed proxy form in person
or by post to:
The Registered Office
BHP Billiton Limited
Level 27
180 Lonsdale Street
Melbourne VIC 3000
Australia

– by faxing a completed proxy form to (61 3) 9473 2460; or

– by recording the proxy appointment and voting instructions via the internet at www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility and will need their Holder Identification Number (HIN) or Securityholder Reference Number (SRN).

•	The proxy form must be signed by the shareholder or the shareholder’s attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointer’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited or its Share Registry, Computershare Investor Services Pty Limited at either of the above addresses, or by facsimile, and by 11.00am (Melbourne time) on Monday, 26 November 2007. If facsimile transmission is used, the power of attorney must be certified.
Shareholders who are entitled to vote
In accordance with Regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001, the Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the Register of Shareholders as at 7.00pm (Melbourne time) on Monday, 26 November 2007.
By order of the Board

Jane McAloon
Group Company Secretary
12 September 2007

BHP BILLITON LIMITED NOTICE OF MEETING 2007	11

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